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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2008

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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TO BUSINESS AND TECHNOLOGY EDITORS:

             Futuremedia to Hold Conference Call on January 29, 2008

      BRIGHTON, England, Jan. 11 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA), a leading e-learning provider and design, exhibition and events agency, will host a conference call at 3 p.m. U.K. time (10 a.m. Eastern Time) on Tuesday, January 29, 2008, to provide an update on the Company's fiscal first half 2008 performance, strategic direction and outlook. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-582-2824 in the United States and internationally ten minutes before the stated start time and reference conference ID number 30934370. The teleconference will also be available via live webcast on the Company's Web site at www.futuremedia.co.uk.

      A replay of the conference call will be available through Tuesday, February 12, 2008, and can be accessed by dialing +1-706-645-9291. The replay conference ID number is 30934370. The webcast will also be archived on www.futuremedia.co.uk.

      About Futuremedia

      Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk.

SOURCE  Futuremedia plc
    -0-                             01/11/2008
    /CONTACT:  US, Mike Smargiassi or Dianne Pascarella, both of Brainerd
     Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc/
    /First Call Analyst: /
    /FCMN Contact: /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDA)



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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC,
an English public limited company


By: /s/ George O'Leary
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    George O'Leary
    Chief Executive Officer

Date: January 11, 2008



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